SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of May, 2026

Commission File Number 1-34129

AXIA Energia S.A.

(Exact name of registrant as specified in its charter)

AXIA Energia S.A.

(Translation of Registrant's name into English)

Avenida Graça Aranha, 26
Centro, CEP 20030-900
Rio de Janeiro, RJ, Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

RBSE – Trial at the Federal Regional Court of the 1st region

Rio de Janeiro, May 27 , 2026 - AXIA Energia S.A. (the “Company” or “AXIA Energia”), AXIA Energia Norte S.A. (“AXIA Energia Norte”), AXIA Energia Nordeste S.A. (“AXIA Energia Nordeste”), and AXIA Energia Sul S.A. (“AXIA Energia Sul”) hereby inform that the 7th Panel of the Federal Regional Court of the 1st Region (TRF1), headquartered in Brasília/DF, ruled this afternoon the appeals in cases No. 0016753-56.2017.4.01.3400, 1010381-40.2018.4.01.3400, 1012047-13.2017.4.01.3400, 1010462-86.2018.4.01.3400, and 1006983-85.2018.4.01.3400, filed, respectively, by Companhia Siderúrgica Nacional, Intercast S/A, the Brazilian Association of Clean Energy Generation, DMA Distribuidora S/A, and Tecnosider Siderurgia Ltda. against the Federal Government and the National Electric Energy Agency (ANEEL), with the intervention of the Brazilian Association of Electric Energy Transmission Companies (ABRATE) as amicus curiae (simple assisting party).

The lawsuits were filed in 2017 and 2018 to challenge the legality of Ordinance No. 120/2016 issued by the Ministry of Mines and Energy (MME), which regulated Article 15 of Law No. 12,783/2013 by providing for the inclusion—within the tariff owed to transmission companies that opted to extend their concession agreements under the terms of that Law—of the amount related to assets deemed not depreciated as of May 31, 2000, associated with electricity transmission concessions covered by Paragraph 5 of Article 17 of Law No. 9,074/1995, known as the Existing Basic Network (Rede Básica do Sistema Existente – RBSE).

The lawsuits had been dismissed at first instance, but the 7th Panel of the TRF1 partially granted the appeals to:

A – To deny the appeals and uphold the judgments dismissing the claims with respect to the legality of incorporating RBSE assets into the regulatory asset base of transmission concessionaires and their recovery through tariffs, pursuant to Article 15 of Law No. 12,783/2013, as provided for in Article 1, caput, and Paragraphs 1 and 2 of Ordinance No. 120/2016-MME;

B – to partially grant the appeals and amend the judgment by declaring the nullity of Paragraph 3 of Article 1 of Ordinance No. 120/2016-MME, and determining that the amounts already paid to transmission companies as remuneration for the cost of equity (Ke) – Financial RBSE be offset through tariffs in subsequent cycles, over the same period in which they were charged, by means of the adjustment component instrument provided for in ANEEL’s regulation, in order to reimburse the claimant consumers or their associations who bore this charge; and

C – to grant interim relief to suspend the collection of the tariff related to the remuneration of Ke as from the 2026/2027 tariff cycle with respect to the claimant consumers or their associations.

AXIA Energia S.A. 00.001.180/0001-26 AXIA Energia Norte S.A. 00.357.038/0001-16 AXIA Energia Nordeste S.A. 33.541.368/0001-16 AXIA Energia Sul S.A. 02.016.507/0001-69

Avenida Graça Aranha, 26 – Centro

Rio de Janeiro │RJ – Brasil │20030-900

Ed. Centro Corporativo Portinari, SEPN 504, Bloco D

Brasília | DF - Brasil | 70730-524

Rua Delmiro Gouveia, 333 – San Martin

Recife | PE – Brasil | 50761-901

Rua Deputado Antonio Edu Vieira 999

Florianópolis | SC – Brasil | 88.040-901

Even though the Company is not a party to the proceedings, the Company informs that procedural law allows for the filing of appeals against the decisions and that it will keep the market informed of any new relevant developments regarding the cases referred to above.

Eduardo Haiama

Vice President of Finance and Investor Relations

AXIA Energia S.A. 00.001.180/0001-26 AXIA Energia Norte S.A. 00.357.038/0001-16 AXIA Energia Nordeste S.A. 33.541.368/0001-16 AXIA Energia Sul S.A. 02.016.507/0001-69

Avenida Graça Aranha, 26 – Centro

Rio de Janeiro │RJ – Brasil │20030-900

Ed. Centro Corporativo Portinari, SEPN 504, Bloco D

Brasília | DF - Brasil | 70730-524

Rua Delmiro Gouveia, 333 – San Martin

Recife | PE – Brasil | 50761-901

Rua Deputado Antonio Edu Vieira 999

Florianópolis | SC – Brasil | 88.040-901

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 27, 2026

AXIA Energia S.A.

By:	/S/ Eduardo Haiama
Eduardo Haiama Vice-President of Finance and Investor Relations

FORWARD-LOOKING STATEMENTS

This document may contain estimates and projections that are not statements of past events but reflect our management’s beliefs and expectations and may constitute forward-looking statements under Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities and Exchange Act of 1934, as amended. The words “believes”, “may”, “can”, “estimates”, “continues”, “anticipates”, “intends”, “expects”, and similar expressions are intended to identify estimates that necessarily involve known and unknown risks and uncertainties. Known risks and uncertainties include, but are not limited to: general economic, regulatory, political, and business conditions in Brazil and abroad; fluctuations in interest rates, inflation, and the value of the Brazilian Real; changes in consumer electricity usage patterns and volumes; competitive conditions; our level of indebtedness; the possibility of receiving payments related to our receivables; changes in rainfall and water levels in reservoirs used to operate our hydroelectric plants; our financing and capital investment plans; existing and future government regulations; and other risks described in our annual report and other documents filed with the CVM and SEC. Estimates and projections refer only to the date they were expressed, and we do not assume any obligation to update any of these estimates or projections due to new information or future events. Future results of the Company’s operations and initiatives may differ from current expectations, and investors should not rely solely on the information contained herein. This material contains calculations that may not reflect precise results due to rounding.